August 11, 2022

Via Email

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Yoon Choo
Re:	Forum Real Estate Income Fund

Initial Registration Statement on Form N-2
File Nos. 333-265566 and 811-23658

Dear Ms. Choo:

On behalf of Forum Real Estate Income Fund (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) related to the above-referenced Registration Statement on Form N-2, which was filed with the Commission on June 14, 2022 (the “Registration Statement”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. The below responses are also reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, to be filed on or about August 12, 2022 (the “Amendment”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Registration Statement.

General

1.	We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it will further update missing information or bracketed disclosure in the Amendment or future pre-effective amendments or in supplemental communication with the Staff, as applicable.

2.	Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: When a comment specific to one section of the Registration Statement applies to similar disclosure elsewhere in the Registration Statement, the Registrant has made changes consistently throughout the Amendment, as appropriate.

3.	We note that the Registration Statement discloses a number of requests for exemptive relief (e.g., multi-class and co-investment relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Response: The Registrant has filed two requests for exemptive relief: an application for co-investment relief filed on June 17, 2022 (Accession No. 0001829126-22-013660); and a second amendment to its application for multi-class relief filed on May 15, 2022 (Accession No. 0001829126-22-011215). The Registrant has not yet received comments on either filing. At this time, the Registrant does not intend to file any other application for exemptive relief or any no-action request in connection with the Registration Statement.

4.	Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: At this time, the Registrant has not and does not intend to present any “test the waters” materials to potential investors in connection with this offering.

FACING Page

5.	Section 8(c) of the 1933 Act relates to post-effective amendments, please remove the check from the box next to “when declared effective pursuant to Section 8(c).”

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Prospectus

Cover Page

6.	Per the discussion in Prospectus Summary—Investment Strategies, please disclose in the cover page strategy discussion that the Fund invests in below investment grade securities.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

7.	Please revise the Fund’s 80% policy to make clear how the investments listed in the policy are tied to commercial real estate. While you may wish to make other revisions in response to this comment, please ensure that the following items are addressed in the disclosure:

a.	clarify whether the equity and preferred securities are issued by commercial real estate companies and/or other real estate-related companies. Please clarify the distinction between commercial real estate-related and real estate-related companies as they pertain to the Fund’s investments. In this regard, we note that to be a commercial real estate-related company, the company’s economic fortunes must be significantly tied to its participation in, or servicing of, the commercial real estate industry;

b.	clarify how loan and equity participations are tied to commercial real estate;

c.	explain what is meant by “structured real estate mortgage investment conduits;” and

d.	make clear the difference between “equity securities” and “equity participations.”

Response: The Registrant has revised the disclosure to address the Staff’s comment.

8.	The table lists Class W Shares, Class I Shares and Founder Class Shares. We note that the Fund’s second amended and restated exemptive application, filed on May 17, 2022 (the “Amended Exemptive Application”), represents that the Fund intends to continuously offer Class W shares and Class I shares. Please supplementally explain why the Registration Statement seeks to register three classes of Shares while the Amended Exemptive Application discusses only Class W Shares and Class I Shares.

Response: The Amended Exemptive Application was filed prior to the determination made by the Fund’s board to offer a third class of shares and accordingly currently discusses only Class W Shares and Class I Shares. The Registrant will amend the Amended Exemptive Application to be consistent with the Registration Statement.

9.	The Fund states that the Shares will [be] offered for sale on a continuous basis at the net asset value “subject to any applicable sales charges and other fees, as described herein.” The Fund does not impose sales charges or other fees at purchase. Please revise the statement.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure to remove the language “subject to any applicable sales charges and other fees, as described herein.”

10.	Following the bulleted risk factors, the disclosure states that “[t]he Fund cannot guarantee that it will meet its investment objectives, and investing in the Fund involves risk. Before buying any of the Fund’s shares, you should read the discussion of the principal risks of investing in the Fund (see “Risk Factors”).” We note that this disclosure also appears before the pricing table. To shorten the cover page disclosure, please remove this and any other duplicative disclosure.

Response: In response to the Staff’s comment, the Registrant has removed this disclosure and other duplicative disclosures.

11.	Following the bulleted risk factors, there are three paragraphs discussing the Adviser and Sub-Adviser. This information is repeated in the Prospectus Summary. Please shorten the disclosure on the cover page.

Response: In response to the Staff’s comment, the Registrant has shortened the disclosure regarding the Adviser and Sub-Adviser on the cover page of the Registration Statement.

12.	In the paragraph beginning “[t]he Adviser has engaged Janus Henderson Investors US LLC”, the Fund states that “[s]hareholders do not pay any Sub-Adviser fees.” Shareholders will indirectly pay Sub-Adviser fees. Please delete the last sentence or revise to make clear that the Sub-Adviser fee is paid out of the Investment Management Fee.”

Response: The Registrant has revised the disclosure to delete the last sentence in this paragraph.

13.	Per Item 1.1.d., in the paragraph beginning “[t]his Prospectus provides the information…”:

a.	in the fourth sentence, please add “or other information about the Fund” immediately after “Fund’s SAI and annual and semi-annual reports” and delete “, when available,” from the sentence; and

b.	disclose the toll-free telephone number for investors to call, and e-mail address, if any, to make shareholder inquiries.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

14.	Please add the legend required by Item 501(k) [sic] of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure to include the Commission Legend and Underwriting Legend as required under Item 501(b)(7) of Regulation S-K.

Prospectus Summary

The Fund and the Shares

15.	Following the last sentence of the subsection, please add that there is no assurance that the SEC will grant the exemptive order requested by the Fund. Please ensure that similar language is included in each instance where the Fund discloses that it has applied, or will apply, for exemptive relief.

Response: The Registrant has revised the Registration Statement to reflect the Staff’s comment, and has included similar language consistently throughout the Amendment.

The Reorganization

16.	Please disclose, if true, that the Predecessor Fund was a private fund not subject to the 1940 Act.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Investment Strategies

17.	Please disclose the types of commercial real estate underlying the Fund’s investments.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure.

18.	Please disclose that the Fund is concentrated (i.e. invests more than 25% of total assets) in the real estate industry.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Leverage

19.	The Fund states that it may employ leverage through derivative instruments. Please disclose the types of derivative instruments the Fund uses, how they are employed and their associated principal risks. If derivatives are counted towards the Fund’s 80% investment policy, please disclose in an appropriate location in the Prospectus that derivatives are valued based on marked to market value for purposes of the 80% investment policy. If derivatives are not part of the Fund’s principal investment strategy, please remove the references to the use of derivatives in this discussion and elsewhere in the Prospectus.

Response: The use of derivatives is not part of the Fund’s principal investment strategy. The Registrant has revised the disclosure to reflect this fact and to address the Staff’s comment.

20.	The Fund states that leverage “will decrease the Fund’s return if the Fund fails to earn as much on its investments purchased with borrowed funds as it pays for those funds.” If derivatives are a part of the Fund’s principal investment strategy, please also disclose the potential negative consequences of using derivatives.

Response: The Registrant notes that the use of derivatives is not part of the Fund’s principal investment strategy. The Registrant has revised the disclosure to reflect the Staff’s comment.

21.	The Fund states that FREG or other affiliates of the Adviser may be engaged to provide third-party property management and other services, including services for Workout Assets. If FREG or other affiliates may provide third-party property management and other services in connection with other Fund investments, or if the Fund may invest in assets that are being serviced by FREG or other affiliates of the Adviser, please disclose this specifically in an appropriate location in the Prospectus.

Response: FREG or other affiliates may provide property management and other services at prevailing market rates in connection with certain Fund investments, and the Fund may invest in assets that are being serviced by FREG or other affiliates of the Adviser. In response to the Staff’s comment, the Registrant has revised the Prospectus Summary to include this disclosure.

Fees and Expenses

22.	Under Shareholder Servicing Fees, please change the reference to “Class II Shares” in the penultimate sentence to “Class W Shares and Founder Class Shares.” Under Distribution and Shareholder Servicing Fee, please add a reference to Founder Class Shares to the sentence “Class I Shares are not subject to the Distribution and Servicing Fee.”

Response: In response to the Staff’s comment, the Registrant has revised this disclosure to reflect the classes of Shares that are not subject to a Distribution and Servicing Fee.

23.	Please add a discussion of the fees paid to PINE Advisor Solutions.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment and include a discussion of the fees paid to PINE for outsourced officer services.

The Offering

24.	For each class of Shares, the minimum initial and subsequent investments are $10,000 and $1,000, respectively. To help investors understand which Share class or classes are available to them, please explain in the disclosure the distribution channels through which each class of Shares will be offered.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure.

Expense Limitation Agreement

25.	Please supplementally explain the discrepancy in the expense caps for Class I Shares (2.25%) and Founder Class Shares (1.60%). The only difference between the two classes appears to be that the Class I Shares have a 0.10% Shareholder Servicing Fee, while the Founder Class Shares do not.

Response: Under the terms of an Amended and Restated Expense Limitation Agreement (the “A&R ELA”), the expense limitations for the various Classes of Shares were revised as follows: Class W Shares 2.20%, Class I Shares 1.95% and Founders Shares 1.80%. The differences in the expense limitations for the various classes reflect the different minimum investment amounts for each Class. They also reflect that the Fund’s expectation that (i) Class W Shares will be sold through broker-dealer channels (pursuant to Dealer Agreements that contemplate the payment of Rule 12b-1 fees) and (ii) Class I Shares are more likely to be utilized by registered investment advisers that offer fee-based investment programs.

26.	In the penultimate sentence, please add “(after giving effect to reimbursement)” immediately after “will not cause a Class’s operating expenses”.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Distribution Policy

27.	The Fund states that “[t]he amount of any distributions the Fund may make is uncertain.” However, there is disclosure in multiple places in the Prospectus that suggest that the Fund seeks to achieve a target distribution yield or target rate of return (e.g., see Risk Factors—Partial or Total Loss of the Fund’s Capital, Inability to Achieve Targeted Rate of Return, and Distribution Policy). Please reconcile the disclosure throughout.

Response: In response to the Staff’s comment, the Registrant has reconciled disclosure throughout the Registration Statement.

28.	With respect to the penultimate sentence, please briefly explain what a return of capital means to investors for tax purposes.

Response: In response to the Staff’s comment, the Registrant added a discussion of the tax treatment of a return of capital.

29.	Please consider adding a cross reference to the risk factor(s) which discuss the risk posed by the last sentence of the subsection.

Response: The Registrant added the suggested disclosure.

Risk Factors

30.	Please briefly summarize the principal risks of an investment in the Fund in the Prospectus Summary, including the principal risks related to the Fund’s repurchase offers. Please note that the synopsis disclosure should summarize the principal risks, and not just repeat the Risk Factors disclosure. (See Instruction to Item 3.2.).

Response: In response to the Staff’s comment, and consistent with disclosure made by other registrants offering interval funds to the public, the Registrant has added a cross-reference in the Prospectus Summary to the discussion of principal risks located elsewhere in the Risk Factors section of the prospectus.

31.	To accord with the Fund’s fundamental policy, under Concentration Risk, please change the reference to “concentration in the real estate sector” to “concentration in the real estate industry.”

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Closed-End Fund Structure

32.	In the fourth sentence of the paragraph, please insert “continuously offer its Shares and” immediately prior to “provide limited liquidity to shareholders”.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Repurchases of Shares

33.	Please add the following disclosure to this subsection:

a.	the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares;

b.	whether the Fund currently expects to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed;

c.	the circumstances under which the Fund will repurchase tendered Shares on a pro rata basis and the consequences of such pro ration; and

d.	the date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.

Response: The Registrant notes that this section of the Prospectus Summary is designed to only summarize the repurchase program. Accordingly, consistent with disclosure made by other registrants offering interval funds to the public, the Registrant has not included this disclosure in the Summary. It is, however, fully disclosed in the description of the repurchase program later in the Prospectus and in the SAI, and such disclosure is cross-referenced in the Summary.

34.	Please revise the disclosure in this subsection and elsewhere in the Prospectus to clarify that the early repurchase fee will only be imposed if the Fund receives an exemptive order from the SEC permitting imposition of the fee and that there is no assurance that the SEC will grant such relief. If the Fund does not plan to offer Shares until the exemptive order has been granted, please advise us supplementally.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

35.	For clarity, please add a separate heading to the paragraph discussing the early repurchase fee.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Summary of Fund Expenses

36.	The table is titled “Shareholder Fees.” Please revise the headings and subheadings to comply with the requirements of Item 3.1.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

37.	Please move the disclosure regarding the $15.00 wire transfer fee to the body of the table.

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that the wire transfer fee will not be incurred by all shareholders, but rather will only be incurred by a shareholder that individually determines to receive repurchase proceeds via wire transfer. Accordingly, the Registrant respectfully submits that the wire transfer fee should not be disclosed in the table as a fee that will be incurred by all shareholders of a particular class (see General Instruction 1 to Item 3, Form N-2). The Registrant has included a separate footnote to the expense table disclosing this potential fee.

38.	The Fund states that it will originate loans. The Fund may also invest in Workout Assets which may require property management or other services. Please supplementally confirm that expenses in connection with loan origination and servicing of Workout Assets, if borne by the Fund, are reflected in the fees and expenses table.

Response: The Registrant has revised disclosure throughout the Registration Statement to clarify that the Fund does not originate loans. The Registrant notes that there are scenarios where the Fund may own a Workout Asset where expenses on the underlying asset may exceed the revenues generated by the underlying asset. In this case, the Fund could be required to come out of pocket to cover these expenses or shortfalls. The Fund does not currently hold and has never held any Workout Assets. The Registrant has added footnote language to the fees and expenses table to address this potential expense.

39.	In the introductory paragraph to the Example, please disclose:
a.	that the Example assumes an investment of $1,000 in the Fund for the time periods indicated; and

b.	if accurate, that the Example reflects the fee waiver/expense reimbursement arrangement through the date of its scheduled termination.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Use of Proceeds

40.	If applicable, please disclose that the Fund will maintain a portion of the proceeds of the continuous offering in cash to satisfy periodic repurchase offers.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

Investment Objectives, Policies, and Strategies

Market Opportunity

41.	Given current market conditions, please supplementally confirm the statement that commercial real estate-related debt is expected to continue to grow for the foreseeable future.

Response: Given current market conditions, the Registrant has revised this disclosure to remove the language “and that growth is expected to continue for the foreseeable future.”

Investment Strategies

42.	As stated in the Prospectus Summary, please add that the Fund may invest in below investment grade securities. Please disclose here and in the Prospectus Summary whether there is any limit on the Fund’s investments in below investment grade securities or their equivalents.

Response: The Registrant has revised the disclosure to reflect the Staff’s comment.

43.	In the second paragraph, please [explain in] plain English the term “capital stack.” Please explain what the Adviser’s “capabilities” are that allow it “to invest in all phases of the market cycle.”

Response: The Registrant has revised the disclosure to address the Staff’s comment.

44.	Most of the third, fourth and fifth paragraphs discuss the capabilities of the FREG, Janus Henderson, the Adviser and Sub-Adviser, and not the Fund’s investment strategy. Please move this information to another location in the Prospectus.

Response: This information regarding the Adviser and Sub-Adviser is included in Management of the Fund. The Registrant has revised the disclosure to remove the information that is not directly relevant to the Fund’s investment strategy.

Types of Investments

45.	The Fund states under Real Estate-Related Debt Investments that “[t]o the extent expenses associated with originating or servicing such loans are not borne by the borrower, the Adviser will be responsible for such expenses.” However, Section 5(b)(iv) of the Investment Management Agreement seems to obligate the Fund to pay these expenses. If the Adviser will pay the expenses associated with originating or servicing such loans (to the extent not borne by the borrowers), please disclose whether this a voluntary commitment by the Adviser, notwithstanding the terms of the Investment Management Agreement, and whether the Adviser may stop paying these expenses at any time.

Response: The Registrant has revised this disclosure to be consistent with Section 5(b)(iv) of the Investment Management Agreement.

46.	The Fund states under Real Estate-Related Debt Investments that it will directly originate loans. Please add a discussion of loan origination to the investment strategy discussions in the Investment Strategies subsections under Prospectus Summary and Investment Objectives, Policies, and Strategies. Please include a cross reference to the more detailed discussion of loan originations in the Prospectus. Please also disclose the following:

a.	any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions;

b.	the loan selection process, including any limits or targets on maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

c.	the underwriting standards for the loans;

d.	whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations;

e.	whether the Fund will set up its own online lending platform to originate these loans; and

f.	any limits on the amount of loans the Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund’s assets).

Response: The Registrant has revised this disclosure to clarify that it does not directly originate loans. In addition, the Registrant has clarified that, absent receipt of SEC exemptive relief, the Fund will not be permitted to co-invest with certain entities affiliated with or managed by the Adviser in transactions originated by the Adviser or its affiliates unless it invests in accordance with existing regulatory guidance and the allocation policies of the Adviser and its affiliates, as applicable.

47.	The Fund states under Risk Factors—Risks Relating to Non-Performing Loans, that it “may originate or acquire direct or indirect interests in real estate loans that at the time of their acquisition or thereafter may be non-performing.” Please tell us whether the Fund expects to originate subprime loans. If so, please disclose (a) to what extent the Fund expects to do so, and (b) any unique risks.

Response: The Fund does not currently expect to originate or acquire subprime loans. The Registrant has revised the disclosure to remove any reference to the ability to originate or acquire subprime loans.

We may have further comments after reviewing your responses to questions 46 and 47.

Potential Investment Structures

48.	The Fund states that Direct Real Estate Investments will be held through Wholly-Owned Entities, Co-Investment Entities and Joint Venture Entities. Please address the following comments:

a.	with respect to Wholly-Owned Entities, please supplementally confirm that any management fee (including any performance fee) paid to any investment adviser to manage a Wholly-Owned Entity will be included in Management Fee line item of the Fund’s fee table and the Wholly-Owned Entity’s expenses will be included in “Other Expenses” in the Fund’s fee table;

b.	disclose that the Fund does not currently intend to create or acquire any Subsidiary (as defined below), other than the Wholly-Owned Entities; and

c.	with respect to Co-Investment Entities and Joint Venture Entities, please confirm that the Fund has considered the implications of rules 3-09 and 4-08(g) of Regulation S-X in terms of whether any consolidation of these entities is necessary and other required disclosures necessary for both Fund disclosure documents and shareholder reports.

Response:

a.	The Fund does not currently pay management fees to any investment adviser other than the Adviser. If any management fee (including any performance fee) is paid to any investment adviser to manage a Wholly-Owned Entity, such fee would be included in Management Fee line item of the Fund’s fee table and the Wholly-Owned Entity’s expenses would be included in “Other Expenses” in the Fund’s fee table.

b.	The Registrant has revised the disclosure to reflect the Staff’s comment.

c.	The Registrant does not currently, and does not currently intend to, invest in any Direct Real Estate Investments through a Co-Investment Entity or Joint Venture Entity. In the event that it considers investment through such an entity, the Registrant undertakes to consider the implications of rules 3-09 and 4-08(g) of Regulation S-X in terms of whether any consolidation of these entities will be necessary and whether other disclosures will be necessary for both Fund disclosure documents and shareholder reports, prior to entering into such arrangements.

49.	Please disclose whether the Fund may invest in entities that primarily engage in investment activities in securities or other assets and are “primarily controlled” by the Fund (each such entity, a “Subsidiary”). For these purposes, a “primarily controlled” entity means (a) the Fund controls the entity within the meaning of Section 2(a)(9) of the 1940 Act, and (b) the Fund’s control of the entity is greater than that of any other person. With respect to each Subsidiary, please address the following comments in an appropriate location in the Prospectus:

a.	disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

b.	disclose that the Fund complies with the provisions of 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18;

c.	disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined;

d.	disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any;

e.	disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary;

f.	supplementally explain whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not;

g.	supplementally confirm that each Subsidiary, and any board of directors it has, will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and

h.	if any Subsidiary will be organized outside the United States, supplementally confirm that any foreign organized Subsidiary and any board of directors it has will agree to designate an agent for service of process in the United States.

Response: The Fund does not currently intend to invest in such Subsidiaries. The Fund has added clarifying disclosure to the Prospectus.

Leverage

50.	The leverage discussion does not include mention of reverse repurchase agreements, even though the Fund’s annual report for the year ended December 31, 2021 (the “Annual Report”) shows reverse repurchase agreements comprised (24.5)% of the Fund’s portfolio. Please disclose that the Fund will use reverse repurchase agreements and add appropriate risk factor disclosure under Risk Factors.

Response: The Registrant has revised the Leverage discussion to disclose that the Fund will use reverse repurchase agreements, and added risk factor disclosure under Risk Factors – Reverse Repurchase Agreements Risk.

Repurchase of Shares

51.	Please consider disclosing in which months quarterly repurchase offers are expected to occur.

Response: The Registrant has added the requested disclosure.

52.	If the Fund will accept all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their Shares for repurchase, before prorating shares tendered by others, consider disclosing this in the Prospectus.

Response: The Registrant has revised the disclosure as suggested.

53.	Please include a cross reference to the discussion of the federal tax consequences to Shareholders of the repurchase of Shares.

Response: A cross reference to the discussion of the federal tax consequences to Shareholders of the repurchase of Shares is included in the last sentence of “Quarterly Repurchase Offers.” In response to the Staff’s comment, the Registrant also added a cross reference to “Prospectus Summary – Repurchases of Shares.”

54.	The Fund states that the periodic repurchase offer notice “may be included in a Shareholder report or other Fund document.” Should the statement be revised as “may be included with a Shareholder report or other Fund document”? If not, please supplementally explain why it is appropriate to include a repurchase offer notice, which would include a repurchase request form, in another Fund document.

Response: The Registrant has revised the disclosure as suggested.

Risk Factors

55.	The Risk Factors section is 26 pages long, is divided into seven subsections, and comprises more than one-third of the length of the Prospectus. Please consider consolidating some of the subsections and revising the risk factors to consolidate overlapping or similarly themed risks. Please also consider grouping risks that are not material risks to the Fund in a separately headed subsection or moving such risks to the SAI. We may have further comments after reviewing the revised Risk Factors section.

Response: The Registrant has revised this section of the Prospectus to address the Staff’s comment.

56.	Please address the following risks in the appropriate subsection of the Risk Factors:

a.	below investment grade securities risk;

b.	equity risk related to the Fund’s investments; and

c.	preferred stock risk related to the Fund’s investments.

Response: The Registrant has revised or added disclosure under the following Risk Factors to address the Staff’s comment: - Investment and Market Risk; - General Risks Relating to Real Estate-Related Debt and Preferred Equity Investments; and – Below Investment Grade (High Yield or Junk) Securities Risk.

Risks Related to an Investment in the Fund

57.	In the risk factor titled Non-Listed Closed-End Interval Fund; Liquidity Risk, change the reference to diversified to “non-diversified” in the first sentence. The Fund states that “[s]hareholders are also subject to transfer restrictions and there is no guarantee that they will be able to sell their Shares.” Please explain what these transfer restrictions are.

Response: The Registrant revised this risk factor to address the Staff’s comment. We note that the Board recently adopted amendments to the Fund’s Declaration of Trust to eliminate any transfer restrictions. The Fund’s disclosure has been revised accordingly.

58.	The Annual Report shows that $22.6 million of the Fund’s investments are categorized as Level 3 investments. Please add a stand-alone risk factor on valuation risk to the principal risks or explain supplementally why the risk factor is not necessary.

Response: The Registrant has revised this disclosure to address the Staff’s comment.

59.	With respect to Repurchase Offers Risk please disclose:
a.	if applicable, that: (i) offering proceeds could be used to meet repurchase obligations, (ii) such use of offering proceeds may constitute a return of capital and the applicable tax consequences, and (iii) any capital returned to shareholders through repurchases will be distributed after payment of Fund fees and expenses;

b.	that if the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares will be a taxable event for shareholders; and

c.	that the Fund may involuntarily repurchase Shares under certain circumstances and the consequences of such repurchases to Shareholders.

Response: The Registrant has revised this disclosure to reflect the Staff’s comments.

60.	Under Litigation, please disclose the type of litigation that the Fund may be subject to.

Response: The Registrant has revised this disclosure to address the Staff’s comment.

61.	Please consider whether the risk titled The Fund Has Not Identified Specific Investments, is appropriate given that the Fund has been operating since April 2021.

Response: In response to the Staff’s comment, this risk factor has been removed.

Risks Related to the Fund’s Financing Strategy

62.	The compliance date for rule 18f-4 under the 1940 Act is August 19, 2022. Please revise the discussion under Leverage Limitations under the Investment Company Act to reflect how the Fund will comply with the rule next month. If the Fund expects to no longer segregate assets once rule 18f-4 becomes effective, please remove the asset segregation disclosure.

Response: The Fund intends to be a limited derivatives user under Rule 18f-4 and, as contemplated in such Rule, it will not treat reverse repurchase agreements as derivatives. The disclosure has been revised to address the Staff’s comment.

Risks Related to Conflicts of Interest

63.	Please address the following comments:

a.	disclose the conflicts raised by payment to the Adviser’s affiliates who may be engaged to provide third-party property management and other services for the Fund’s investments in real estate, including Workout Assets;

b.	the risk factor discusses risks posed by the Fund’s reimbursement to the Adviser “for both direct administrative expenses as well as indirect administrative costs” and “compensatory costs incurred by the Adviser and its affiliates.” Please supplementally explain what “administrative costs and expenses” and “compensatory costs” are contemplated;

c.	the risk factor identifies the use of leverage as creating a conflict of interest for the Adviser. We note that the Investment Management Fee is “calculated at the annual rate of 1.50% of the Fund’s average daily net assets” and does not include assets attributable to leverage. Please revise to explain how leverage creates a conflict of interest for the Adviser when assets attributable to leverage are not included for purposes of calculating the Investment Management Fee; and

d.	consider moving the more detailed discussion of the potential conflicts of interests discussed in this section to the stand-alone Conflicts of Interest section and include in that section a discussion of the policies and procedures the Adviser and its affiliates have in place to address each of the conflicts discussed in the Prospectus.

Response: In response to the Staff’s comments, the discussion of conflicts of interest has been consolidated in the section entitled “Conflicts of Interest.” The Registrant has added disclosure related to the conflicts raised by payment to the Adviser’s affiliates that may be engaged in property management and similar services and has removed references to “direct administrative expenses as well as indirect administrative costs” and “compensatory costs incurred by the Adviser and its affiliates,” as no such reimbursements are contemplated. The Registrant has removed the disclosure related to the use of leverage creating a conflict of interest, which was applicable to the predecessor fund.

Management of the Fund

Sub-Adviser

64.	Please disclose the principal business address of the Sub-Adviser. (See Item 9.1.b.(1).)

Response: The Registrant has revised this disclosure to address the Staff’s comment.

65.	Please describe the Sub-Adviser’s compensation. (See Item 9.1.b.(3).)

Response: The Registrant has revised this disclosure to address the Staff’s comment.

Portfolio Manager

66.	Include a statement that the SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager, and the Portfolio Manager’s ownership of securities in the Fund. (See Item 9.1.c.)

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

Conflicts of Interest

67.	Please remove the following statement from the section:

By acquiring Shares of the Fund, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or Federal securities law which cannot be waived or modified.

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

Shareholder Servicing Plan and Distribution and Service Plan

Shareholder Servicing Plan

68.	The first paragraph of the subsection states that the fee applies only to Class W shares while the table and disclosure elsewhere in the Prospectus states that the fee applies to Class I Shares. Please reconcile.

Response: The Registrant has revised this disclosure to reflect that the Shareholder Servicing Plan fees will only apply to the Class I Shares.

Determination of Net Asset Value

69.	Please revise the second sentence of the first paragraph and first sentence of the second paragraph to reflect that assets attributable to investment company leverage are included for purposes of calculating the Fund’s NAV.

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

70.	In the first sentence of the second paragraph, change “fair value” to “value.”

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

Quarterly Repurchase Offers

71.	In the subsection titled Suspension or Postponement of Repurchase Offers, please add at the end of the discussion that the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

Distribution Policy

72.	The second paragraph of the section states that “[t]he dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter.” Please supplementally explain why the Fund’s dividend distributions would result in payment of approximately the same amount or percentage to shareholders quarterly.

Response: The Registrant has removed this statement.

Description of Capital Structure and Shares

Legal Proceedings

73.	Please revise the reference to “10% of the shares” to “10% of the shares of the affected class or classes.” Please disclose that: (a) a shareholder(s) may bring a derivative action only if he/she/they makes a pre-suit demand upon the Board to bring the subject action; (b) the Trustees are given a reasonable amount of time consider and investigate the request; and (c) the Trustees may retain counsel or other advisers in considering the merits of the request and will require an undertaking by the shareholder(s) making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. Please also disclose that the requirements that 10% of the shares of the affected class(es) join in bringing the action and that requesting shareholders provide an undertaking to reimburse the Fund for the expense of any advisers retained by the Trustees, in the event that the Trustees determine not to bring such action, do not apply to claims arising under the federal securities laws.

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

74.	In the second sentence of the first paragraph, please add the date of the Prospectus (See Item 14.1.d.)

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

Fundamental Policies

75.	Please revise the third fundamental policy to address whether the Fund may or may not write put options. (See Item 17.2.b.)

Response: As noted previously, the Fund will not be engaging in derivatives transactions as a principal investment strategy; accordingly the Fund will not be writing put options. Nonetheless, since a fundamental policy cannot be changed without the approval of the Fund’s shareholders, the Registrant has not made this change at this time. The Fund will consider amendment of this fundamental policy if and when it next seeks shareholder approval or consent of any matters.

76.	Please add a fundamental policy addressing the purchase or sale of real estate and real estate mortgage loans. (See Item 17.2.f.)

Response: The Registrant respectfully notes that the section of the SAI titled “Fundamental Policies” includes the following statement: “Consistent with its election to qualify as a REIT, the Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITS). Accordingly, the Registrant respectfully submits that a separate fundamental policy addressing this policy is not required.

Repurchases and Transfers of Shares

Involuntary Repurchases

77.	Please address the following comments:

a.	in both the first sentence and the first bullet point of the section, change the reference to “LLC Agreement” to “Fund’s Declaration of Trust and By-Laws”;

b.	in the first sentence, consider whether the reference to “rule 23c-2” should be a reference to “rule 23c-3”; and

c.	move this discussion to the Quarterly Repurchase Offers section of the Prospectus

Response: The Registrant has revised this disclosure to reflect the Staff’s comment.

Code of Ethics

78.	Please revise the disclosure regarding how a shareholder may read or copy these Codes of Ethics per the requirements of Item 18.15.

Response: The Registrant has revised this disclosure to reflect the Staff’s comment and add that the underwriter has adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act.

Investment Advisory and Other Services

79.	Please provide the information required by Item 20.1.c. (1) and (2).

Response: The Registrant has revised this disclosure to reflect the Staff’s comment and add the total Management Fee paid to the Adviser in the fiscal period ended December 31, 2021. The Fund paid no Management Fees to the Adviser prior to 2021.

80.	Please provide the information required by Items 20.2 and 20.3. If the information is located elsewhere, please supplementally disclose the location of such information in the Registration Statement.

Response: The Registrant represents that services performed for or on behalf of the Registrant that are supplied wholly or in substantial part by the investment adviser in connection with the investment advisory contract are set forth in the section entitled “Investment Advisory and Other Services – The Adviser.” Moreover, no fees, expenses, and costs of the Registrant are paid by persons other than the Adviser, the Sub-Adviser or the Registrant.

Allocation of Brokerage

81.	Please disclose the aggregate amount of any brokerage commissions paid by the Fund during the most recent fiscal year. (See Item 22.1.)

Response: The Fund paid no brokerage commissions in its most recent fiscal period. This disclosure has been added to the SAI.

Proxy Voting Policies and Procedures

82.	The SAI includes the proxy voting policies and procedures of the Adviser and Sub- Adviser. Please add a section to the SAI to address the requirements of Item 18.16.

Response: The Registrant has revised this disclosure to address the Staff’s comment.

PART C

Financial Statements and Exhibits

83.	Please supplementally confirm that the Fund will file executed copies of the agreements filed as “form of” agreements, as well as any Fund credit agreement, when available.

Response: The Registrant confirms that it will file executed copies of the agreements filed as “form of” agreements, as well as any Fund credit agreement, when available

Signatures

84.	Please note the signature requirements of Section 6(a) of the 1933 Act require that the Registration Statement also be signed by the Fund’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the 1933 Act should indicate each capacity in which he or she signs the Registration Statement.

Response: The Registrant will ensure all required officers sign the Registration Statement and will indicate each capacity in which he or she is signing.

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Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 303-592-2237.

Very truly yours,

/s/ Kelley A. Howes
Name: Kelley A. Howes

cc:	Andrea Ottomanelli Magovern, Securities and Exchange Commission
Sally Samuel, Securities and Exchange Commission
Darren Fisk, Forum Real Estate Income Fund
Michael Bell, Forum Real Estate Income Fund
Elizabeth Ryan, Forum Capital Advisors LLC
Brad Nemzer, Forum Capital Advisors LLC
Cory Gossard, PINE Advisors LLC
Derek Mullins, PINE Advisors LLC
Paulita Pike, Ropes & Gray LLP
Jimena Smith, Ropes & Gray LLP
Stephanie Drumm, Morrison & Foerster LLP